SECURI 06003429 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48373

SEC MAIL RECEIVED PROCESSING
FEB 24 2006
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crest Management Partners, LP

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 North Broad Street
(No. and Street)

Ridgewood	New Jersey	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aiman Salem (201) 447-2300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Aiman Salem, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crest Management Partners, LP, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Gloria Howerton

Notary Public 2-23-06

GLORIA P. HOWERTON
Notary Public - New Jersey
Bergen County
My Commission Expires Jan. 13, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREST MANAGEMENT PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

A CLAIM OF EXEMPTION FROM CERTAIN REGULATORY REQUIREMENTS HAS BEEN FILED WITH THE COMMODITY FUTURES TRADING COMMISSION PURSUANT TO REGULATION 4.7 BY THE COMMODITY POOL OPERATOR OF CREST MANAGEMENT PARTNERS, LP

CREST MANAGEMENT PARTNERS, LP

CONTENTS

CREST MANAGEMENT PARTNERS, LP

AFFIRMATION OF THE COMMODITY POOL OPERATOR

To the best of the knowledge and belief of the undersigned, the information contained in the annual report for the year ended December 31, 2005 is accurate and complete.

Mr. Peter Thomas, President
Crest Capital LLC, General Partner
Crest Management Partners, LP

Commodity Pool Operator:

Crest Capital LLC
7 North Broad Street, 2nd Floor
Ridgewood, New Jersey 07450
(201) 447-2300

Commodity Pool:

Crest Management Partners, LP

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners
Crest Management Partners, LP

We have audited the accompanying statement of financial condition of Crest Management Partners, LP as of December 31, 2005. This statement of financial condition is the responsibility of the management of Crest Management Partners, LP. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crest Management Partners, LP as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 17, 2006

CREST MANAGEMENT PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash	$ 11,946
Due from clearing broker	3,023,028
Investments in securities, at market (cost $719,623)	714,987
Other assets	10,235
	$ 3,760,196
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities, securities sold short, at market (proceeds $444,247)	$ 476,651
Partners' capital	
General partner	3,264,408
Limited partners	19,137
	3,283,545
	$ 3,760,196

See accompanying notes to financial statements.

1. Nature of operations

Crest Management Partners, LP (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a commodity pool operator registered with the Commodity Futures Trading Commission (CFTC). The Partnership is also a member of the National Futures Association and an associate member of the American Stock Exchange. The Partnership's operations consist primarily of engaging in proprietary trading transactions.

2. Summary of significant accounting policies

Valuation of Investments in Securities and Securities Sold Short

The Partnership values investments in securities and securities sold short that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over the counter markets and listed securities for which no sale was reported on that date are valued at the last reported "bid" price for long positions and "asked" price for short positions.

Financial Instruments

In the normal course of business, the Partnership utilizes derivative financial instruments including equity option contracts in connection with its proprietary trading activities. The Partnership records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in net gain on investments in the statement of operations.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Allocation of Net Profits and Losses

In accordance with the Limited Partnership Agreement, profits and losses of the Partnership are allocated to partners according to their respective interests in the Partnership.

Income Taxes

As a partnership, no provision for federal and state income taxes is required as each partner is responsible for reporting their share of the Partnership's income or loss on their personal tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Net capital requirement

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Partnership's net capital was approximately $3,089,000, which was approximately $2,989,000 in excess of its minimum requirement of $100,000.

4. Concentrations of credit risk

In the normal course of business, all of the Partnership's securities transactions, money balances and security positions are transacted with a broker. The Partnership is subject to credit risk to the extent the broker with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of the broker and does not anticipate any losses from this counterparty.

5. Due from clearing broker

Amounts due from clearing broker may be restricted to the extent that they serve as deposits for securities sold short.

6. Securities sold short

The Partnership is subject to certain inherent risks arising from its trading activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in these financial statements.

7. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(3) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Related party transactions

The General Partner (the "GP") of the Partnership is Crest Capital, LLC, which manages the operations of the Partnership. The GP is required by the Limited Partnership Agreement (the "Agreement") to maintain a capital balance in an aggregate amount equal to at least the lesser of 1.01% of the aggregate net capital contributions made to the Partnership by all the partners or $500,000.

As compensation for the GP's services, upon each calendar quarter end, the Partnership shall pay the GP a management fee and an incentive fee, based on certain guidelines in the Agreement. However, as the Partnership did not have any eligible limited partners in 2005, there were no management fees and no incentive fees for the year ended December 31, 2005.

CREST MANAGEMENT PARTNERS, LP

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Partners' capital		$ 3,283,545
Less nonallowable assets and other charges		44,135
Net capital before haircuts		3,239,410
Haircuts		
Equity securities		150,246
Net capital		$ 3,089,164
Aggregate indebtedness		$ -
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ -
Minimum net capital required (under SEC Rule 15c3-1)		$ 100,000
Excess net capital ($3,089,164 - $100,000)		$ 2,989,164
Percentage of aggregate indebtedness to net capital	$ - / $ 3,089,164	0%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Partnership's unaudited Form X-17A-5, Part II-A filing as of December 31, 2005.